Pacific Sports Exchange Inc.

25188 Marion Ave, Unit B108

Punta Gorda, Florida 33950

September 5, 2019

Attn: Lilyanna Peyser, Special Counsel

Division of Corporation Finance Office of Consumer Products

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Pacific Sports Exchange Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed August 9, 2019 File No. 333-230690

Ladies and Gentlemen:

Pacific Sports Exchange Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 12, 2019, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we have amended our registration statement, and we respectfully submit the following responses:

Amendment No. 2 to Form S-1 Filed on August 9, 2019

Inteirm Condensed Financial Statements

Note 2 - Summary of Signficant Accounting Policies

Revenue Recognition, page F-7

1.

Please revise to disclose your accounting policies regarding variable consideration, sales discounts and allowances, sales taxes, shipping and handling costs and contract assets and liabilities.  Please note that this comment also relates to your disclosure on page 25 and F-15.

Response:

Disclosure has been updated accordingly on pages 25, F-7, and F-15.

Lilyanna Peyser

Securities and Exchange Commission

September 5, 2019

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If you have any further questions, please do not hesitate to contact the undersigned.

Sincerely,

PACIFIC SPORTS EXCHANGE INC.

/s/ Timothy Conte
Timothy Conte
President